OUR BRANDS



05

LEAP WIRELESS INTERNATIONAL, INC.
ANNUAL REPORT

Who We Serve

MORE THAN 90%
OF CRICKET CUSTOMERS
USE THE SERVICE AS
THEIR PRIMARY PHONE.



MORE THAN 50%
USE CRICKET AS THEIR ONLY
PHONE SERVICE.



At Leap, we build brands that attract fresh faces to wireless. Young and ethnically diverse, the segments we target are among the fastest growing in the mobile marketplace. We are making our mark with attitude and style. Watch us grow.



1

"Since the first time I used your products, I knew they would be something I couldn't go without! Almost everyone I know purchases your products because of great prices, quality and customer service."

– Beth Sylvester,
Cricket Customer,
Horseheads, NY






¿K pasa?

With Cricket®, unlimited *means* unlimited. You can get it all – unlimited talk and text, unlimited picture and instant messaging, and unlimited U.S. long distance – for the same affordable price month after month in your local calling area. Pay a little more and add what you want – ringtones, games, Travel Time™ roaming and calls to almost anywhere on the globe. We do it all without long-term service agreements, because after all, no one likes to be tied down.


unlimited
anytime
minutes
i'm not the
commitment
type
i'm not the
commitment


KINGS
BLUES
CLUB

LEAP WIRELESS INTERNATIONAL, INC.

Markets

We provide our services in markets across the country, from New York to California, promoting the value of our high-quality, low-cost wireless solutions from coast to coast. Reaching out to customers in each home town, we take a localized approach targeted toward the unique characteristics of each specific region. In cities like Memphis, Cricket® and Jump™ Mobile are not just wireless services – they're a way of life.




Memphis


cricket
SAL AKE CITY
DENVER
NASHVILLE
PITTSBURGH
FRESNO


CINCINNATI


COLORADO SPRINGS

Growth

Our latest expansion effort started in El Paso, TX and Las Cruces, NM in January 2006 as we launched the first of 13 new markets. They are ideal Cricket® locations, each with an economic and demographic profile that mirrors our best-performing markets. With the launch of Colorado Springs, we built a regional cluster providing service to nearly 85% of the state, expanding our coverage and enabling us to gain operating efficiency through benefits of scale.


make the call
make the call


LAS CRUCES




KANSAS CITY
Mi Pueblito CAFE
SAN DIEGO
HC
EXIT 25
Airway Blvd
El Paso Airport
ROUTE
66
HOUSTON


TEXTO
RATIS
ENTRANTE
SALIENTE

We created Jump™ Mobile to complement Cricket® with a prepaid service like no other. Jump is different from the competition because all incoming calls are included, and our customers can swap text messages all they want for no additional charge. Outbound and domestic long distance calls anywhere in your local calling area are just 10 cents a minute. Download cool stuff like ringtones and wallpapers for a little more. Jump is not just a way to pay – it's a style.






MOBILE

11

our team



Throughout this time of growth and change, one thing remains certain: this is a company operated by employees dedicated to the prospect of offering the highest quality services within the most affordable means possible. They understand the value of our customers and the purpose in our mission, offering unique perspectives on making this company all it is today and will be in the future. Thank you for making Cricket a success.

Corporate Information

Executive Officers

S. Douglas Hutcheson
Chief Executive Officer and President

Albin Moschner
Executive Vice President and
Chief Marketing Officer

Glenn Umetsu
Executive Vice President and
Chief Technical Officer

David Davis
Senior Vice President, Operations

Robert Irving, Jr.
Senior Vice President and General Counsel

Leonard Stephens
Senior Vice President, Human Resources

Linda Wokoun
Senior Vice President,
Marketing and Customer Care

Dean Luvisa
Vice President, Finance
and Acting Chief Financial Officer

Board of Directors

Mark H. Rachesky, M.D.
Chairman, Founder and President
MHR Fund Management LLC

James D. Dondero, CFA, CPA, CMA
Founder and President
Highland Capital Management, L.P.

John D. Harkey
Chairman and Chief Executive Officer
Consolidated Restaurant Companies, Inc.

S. Douglas Hutcheson
Chief Executive Officer and President
Leap Wireless International, Inc.

Robert V. LaPenta
Partner
L-1 Investments, L.P.

Michael B. Targoff
Chief Executive Officer
Loral Space and Communications, Inc.

Corporate Headquarters

10307 Pacific Center Court
San Diego, CA 92121
T (858) 882-6000
F (858) 882-6010

Corporate Counsel

Latham & Watkins
San Diego, CA

Annual Meeting

Hyatt Regency Tech Center-Denver
7800 East Tufts Avenue,
Denver, Colorado 80237
Thursday, May 18, 2006 at 1:00 p.m. MDT

Investor Relations

Jim Seines
Director, Investor Relations

For further information on Leap, or to receive copies, without charge, of the Leap Wireless International, Inc. Annual Report on Form 10-K for the year ended December 31, 2005 or proxy statement filed with the Securities and Exchange Commission, write to:

Leap Wireless International, Inc.
Investor Relations
10307 Pacific Center Court
San Diego, CA 92121
T (858) 882-6222
F (858) 882-6030

You may also contact us by sending an e-mail to ir@leapwireless.com or by visiting the Investor Relations section of the Company's website at www.leapwireless.com.

The Company's publicly filed reports, including financial statements, are available on the Securities and Exchange Commission's EDGAR system.

Transfer Agent

Mellon Investor Services, L.L.C.
Stockholder Relations
85 Challenger Road
Overpeck Centre
Ridgefield, NJ 07660
Telephone: (800) 356-2017
TDD for Hearing Impaired: (800) 231-5469
https://www.melloninvestor.com

Market Information and Dividend Policy

The common stock of the Company is traded on the NASDAQ® National Market System under the symbol "LEAP." To date, the Company has not paid cash dividends and does not anticipate paying cash dividends in the foreseeable future.

Forward-Looking Statements This annual report contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K and other reports or documents that we file from time to time with the Securities and Exchange Commission for some of the factors that may cause actual results to differ from the forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement.

Restatement of Previously Reported Audited and Unaudited Interim Consolidated Financial Information The financial information presented herein gives effect to certain restatement adjustments made to the previously reported annual audited consolidated financial information for fiscal 2004 and unaudited interim consolidated financial information for the interim period ended September 30, 2004, and the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005. Please refer to the full financial statements presented in Leap's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 or its Proxy Statement for the 2006 Annual Meeting of Stockholders for additional information and a more detailed discussion of the Company's financial performance.

Non-GAAP Financial Measures This annual report includes financial information prepared in accordance with Generally Accepted Accounting Principles, or GAAP, as well as Adjusted Consolidated OIBDA, which is considered to be a "non-GAAP" financial measure. Any non-GAAP financial measure in this annual report should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP. Please refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for a more detailed discussion of the Company's financial performance.



"Two days ago I was stopped at a busy intersection where a man was sitting, opening up his new Cricket phone. I knew then that we have changed the way "around town" people in Memphis communicate, where they live, work and play...and so much more."

– Charity Dawn Murphy, Indirect Account Manager, Memphis, TN





"One of the reasons I like working for Cricket is we don't lock our customers into long term commitments. We earn their business everyday by keeping costs down and product quality high while responding quickly to customer wants and needs."

– Todd Elliott,
Area General Manager,
Charlotte, NC

"Working for Cricket has been the best experience in my career. I've learned so much in my almost five years here that I cannot imagine working anywhere else!"

– Joan Leshak, Regional Administrative Assistant, Denver, CO











"Information and communication are keys to success in today's world. Leap is providing these tools to underserved market segments – no other carrier provides a similar opportunity in the markets we serve. We feel proud about helping the people who need it most."

– Tim Ostrowski, VP Business Development

align

2006 is a year of advancement and execution. Building on our momentum, we are focused on growing existing markets and launching new ones, significantly expanding our presence. Seamless technology upgrades will bring a host of new wireless capabilities to our customers, an important part of advancing our position in the marketplace.



"Leap Wireless' Cricket service is the most significant example of wireless substitution. The behavior and attitudes of its 1.6 million subscribers project how the entire wireless and telecom market may develop."[1]

06

PRODUCT | DISTRIBUTION | BRAND

advan

2005 was a year of focus and alignment. We enhanced our products, marketing and distribution to get closer to the customer. We put together the spectrum and financial resources to support our next stage of expansion. We have created a bold vision of things to come.

[1] Keith Mallinson, Yankee Group, August 2005

[2] "10 To Watch List," Intele-Card News, January 2006

OUR BUSINESS



LEAP® 05

LEAP WIRELESS INTERNATIONAL, INC.
ANNUAL REPORT

attain

OPTIMIZATION | EXPANSION | RETURN

"Jump Mobile is the freshest face on this year's 10 to Watch list... it is going where no wireless provider has gone before by offering customers free inbound calls along with free text messaging."[2]


07
AND BEYOND...

ce

Attaining success is rooted in fulfilling our potential while focusing on strategic growth. In 2007 and beyond, we expect to achieve significant returns on our investment as we find new opportunities for expansion firmly centered on the creation of long-term value for our employees, partners and stockholders.

Dear Fellow Stockholders,

2005 was undeniably a pivotal year for Leap. We initiated and validated a plan for change that touched all aspects of the business while charting a solid course for growth from which to embark in the future. The broad scope of our achievements will serve to reinforce the value proposition of our unlimited service offerings and affirm the power of our business model, setting us apart as a low-cost leader in a competitive wireless marketplace.

From the beginning, our business was founded on providing value-driven wireless services to a niche of diverse customers often overlooked by traditional wireless carriers. Today, we are one of the only providers who have demonstrated an ability to effectively and profitably serve this customer segment. Not only do we acquire our customers at a much lower cost, but we deliver twice the number of minutes per month at a cost well below that of traditional contract-based wireless carriers. A single-minded dedication to efficiency and a meticulous focus on cost control are at the core of our business model, enabling us to generate operating margins equal to or better than those of other wireless operators on an average revenue per user, or ARPU, that is a third less than the industry typically generates today.

This focus is apparent in our results for 2005, as we delivered cost per gross customer addition of $142 for the year, again one of the lowest in the industry. Likewise, we delivered service to our customers at an industry-low cash cost per user for the year of less than $19 per month. The effect of this low-cost model can be seen in a measure of subscriber economics called the "calculated contribution per user per month," which sums the net effect of our operational metrics. Our efforts to improve top-line revenue while controlling costs resulted in solid year-over-year improvements in this key measure of customer profitability, improvements directly reflected in the overall increase in the cash flow from operations reported for the year.

Looking forward, we see a business well prepared for expansion through the continued development of initiatives introduced in 2005. The coming year will require well managed execution as we build on the momentum of growth in our existing markets while making the investments necessary to launch our Cricket® and Jump™ Mobile services in new markets across the country. In 2007 and beyond, we expect to deliver returns on these investments as we continue seeking ways to expand our reach, enhance our products and provide our high-value, low-cost services to a growing customer base.

2005: ALIGN

We started 2005 with the objective of structuring the business around our customers, working to build upon our fundamental strengths, and preparing for expansion while improving revenue and top-line growth. To support this effort, we continued to decentralize decision-making across the Company, improving our responsiveness by moving closer to the customer. This new approach increased efficiencies at the local market level, including our sales and marketing efforts, setting the framework to further improve the customer experience.

To help guide this process, we strengthened our leadership team, adding industry veterans Al Moschner as executive vice president and chief marketing officer, and Linda Wokoun, as senior vice president of marketing and customer care. Both bring tremendous experience in the telecommunications industry, and their leadership is readily apparent in our results during the past year.

In 2005 we made improvements to our product portfolio, adding personalized wireless data applications through our Cricket Clicks™ service and introducing unlimited picture and instant messaging. Soon after, we launched Travel Time™, a new roaming option providing coverage for those who occasionally travel outside their Cricket calling area, and expanded international long distance services providing our customers with affordable and highly competitive long distance rates to Mexico and Canada. Today, our worldwide long distance services reach more than 100 countries.

One of the reasons our customers choose Cricket as their primary service provider is the simplicity we offer. They can count on paying the same amount each month, regardless of the number of minutes used. In the first half of 2005, we further simplified our rate structure, providing customers with additional value for their dollar with bundled plans and product portfolio improvements. We developed new customer service initiatives focused on improving the customer experience at every interaction, from quick and easy billing and payment to a concentration of high-touch retail locations offering greater personal attention. As a result, we grew our customer base by more than 117,000 net new customers, an increase of 20 percent over the net customer additions reported for the previous year.

With this new rate structure came a new way of selling Cricket services – from the top down. This approach increased the uptake of our higher-end, better value rate plans, driving significant improvements in ARPU as our service revenues grew, a trend in sharp contrast to the rest of the industry, which reported declining average core ARPU throughout the year.

Simplifying rate plans was just the beginning of our efforts to better serve Cricket customers. We embarked on a mission to refine our distribution strategy, increasing our efficiency and improving our competitive position. We began developing a network of more productive distribution channels, introducing new "premier dealers," which look and feel like direct Cricket retail stores and operate with the same efficiencies and functionalities by providing support throughout the entire customer lifecycle. Today, these exclusive Cricket dealers outnumber our nearly 90 directly owned Cricket locations. In a single year, we effectively doubled our branded store presence without investing the time and capital to lease, outfit and staff our own locations.

We also redefined the Cricket brand, giving it a more contemporary feel with the introduction of the "K"™ icon. We invigorated our advertising campaign in 2005, using casting calls to find the new faces and voices of Cricket, utilizing our own customers to star in radio ads and point-of-sale materials, and building further awareness of the core value of our service.

We expanded our competitive position, introducing a new brand we believe represents the most compelling value for prepaid wireless service in the industry. Leveraging our low cost structure, Jump™ Mobile delivers outgoing calls at one of the lowest per-minute rates in the industry, unleashing the power of unlimited incoming calls and text messaging. We delivered our "unlimited" brand promise to the fast-growing prepaid market segment and further diversified our distribution by selling in convenience stores and local retailers, resulting in more than 2,300 new sales locations by year-end.

2005 also brought the excitement of our first new market launch in more than three years with the introduction of Cricket to Fresno, California. With this addition, we joined together our existing Merced/Modesto and Visalia markets, expanding our Central Valley footprint to cover approximately 6,200 square miles and doubling the potential number of customers served to 2.1 million. We are encouraged by Fresno's rapid acceptance of our service, and the results we have seen serve as an important validation of the market-clustering concept at the center of our expansion strategy. By reducing launch costs and carefully managing marketing efforts, we achieved Operating Income Before Depreciation and Amortization (OIBDA) break-even in the Fresno market by the end of the first quarter of 2006, nearly half the time of our first-generation markets.

2006: ADVANCE

The results over the past year have served to validate the direction of our development, and in 2006 we also intend to build on the strategies in place, introducing new initiatives to streamline our distribution channels, bring more sales and service capabilities to our indirect distribution points, improve the overall customer experience and infuse our product portfolio with even greater value.

We plan to diversify our Jump Mobile distribution network by entering channels best aligned with the urban youth segment we are targeting. As the Jump Mobile brand becomes established in the market, we intend to expand distribution into complementary channels, including core outlets where other prepaid products are sold.

Our planned advancements in 2006 also include a continued evolution of our products and services. We expect to supplement our wireless data offerings with a suite of Java-based application services powered by Motricity. This will allow us to offer Cricket and Jump Mobile-branded WAP portals and storefronts to create new revenue opportunities for the Company via downloadable, personalized content and applications.

Additionally, we will begin upgrading our networks to CDMA2000 1xEV-DO, adding the capacity for higher-speed delivery of cutting-edge applications with proven customer demand among our target demographic, including on-demand music and video, location-based services and community environments where groups of mobile users can create and exchange content.

By offering unlimited rate plans and delivering high value at a low cost without long-term service obligations or credit requirements, we support a customer base atypical in the wireless industry. They are ethnically diverse and younger than those of traditional wireless carriers, with approximately 29 percent under the age of 25, most of whom earn less than the average wireless user, taking home around $35,000 annually.

This niche is one few other carriers are able to serve effectively, yet the population segments we target are among the fastest growing in the United States. The population of Hispanic consumers alone is expected to grow by 43 percent, or more than 30 million, by 2020, according to the Census Bureau. As the face of wireless changes, we are well positioned to capture this opportunity and increase our market share.

Of all our pursuits, the acquisition of spectrum licenses in last year's Auction #58 promises to be one of the key growth drivers for 2006 and beyond. Covering areas demographically similar to our best-performing markets, they serve as a foundation from which to build new markets and strengthen existing ones, facilitating the implementation of our powerful clustering strategy nationwide. Once in operation, we believe our clustered markets will deliver more value to our customers and increase operational efficiencies, ultimately improving market-level profitability.

Early 2006 saw the roll-out of Cricket service in the first of these Auction #58 markets with the launch of El Paso/Las Cruces followed by Colorado Springs. Under the leadership of Glenn Umetsu, our executive vice president and chief technical officer, our development is well in hand as our launch teams prepare for launches throughout 2006 and early 2007.

2007: ATTAIN

We believe the foundation built in 2005 together with the advances planned for 2006 will enable us to attain operational and financial success in 2007 and beyond. Since our business operates primarily on a fixed-cost basis, growth is expected to enhance our ability to improve our margins over time. As our business grows, so will the efficiency gained through benefits of scale.

Regardless of the number of markets we serve, our emphasis on cost structure will continually be an important part of the way we do business. Minimizing capital costs by engineering our high-capacity networks in areas where people work and play, then acquiring new customers at costs below industry standards are central elements of our model now and will be in the years to come.

As we reap the benefits of expanding into new territories, our focus on growth will stay strong. Whether through launching new markets, introducing new products and brands, or entering into joint ventures and strategic agreements to maximize use of spectrum assets, we are dedicated to improving our competitive position and will tirelessly seek out new opportunities for advancement.

I would like to offer my sincere thanks, first to our employees, who are some of the most dedicated in the industry. Their razor-sharp focus on providing unmatched service to customers across the country is complemented by their dedication to keeping costs at industry-leading low levels while building our Cricket and Jump Mobile brands.

I would also like to thank you, our stockholders, for your interest in our business and for your support. Our performance and results in 2005 prove we are headed in the right direction as we build momentum for our business over the coming years, with the goal of adding stockholder value with each new initiative.

S. Douglas Hutcheson
Chief Executive Officer, President and Director
Leap Wireless International, Inc.

Financial Performance

Total Consolidated Revenues and Operating Income (Loss)[1]


Total Consolidated Revenues (in thousands)
Consolidated Operating Income (Loss) (in thousands)
$751,296
FY2003
FY2003
$(360,375)
$826,007
FY2004
FY2004
$(30,162)
$914,663
FY2005
$69,819
FY2005

6

Adjusted Consolidated OIBDA Less Capital Expenditures[1][2]


Adjusted Consolidated OIBDA less Capital Expenditures (in thousands)
As a percentage of service revenue
$93,228
14%
FY2003
$139,251
20%
FY2004
$66,174
9%
2005

[1] As a result of the Company's emergence from Chapter 11 bankruptcy protection and the adoption of fresh-start reporting as of July 31, 2004, we are deemed to be a new entity for financial reporting purposes. The financial information presented above for fiscal year 2004 represents the combination of the Company's results prior to its emergence from Chapter 11 reorganization (the "Predecessor Company") and its results after emergence from reorganization (the "Successor Company"). The financial statements of the Successor Company are not comparable in many respects to the financial statements of the Predecessor Company because of the effects of the consummation of the Chapter 11 reorganization, as well as the adjustments for fresh-start reporting. Please refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for a more detailed discussion of the Company's financial performance.

[2] Adjusted consolidated OIBDA is a non-GAAP financial measure defined as consolidated operating income before depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale of wireless licenses and operating assets; impairment of indefinite-lived intangible assets; gain/loss on disposal of property and equipment and stock-based compensation expense.

Adjusted Consolidated OIBDA[1][2]


Adjusted Consolidated OIBDA (in thousands)
As a percentage of service revenue
$130,716
$222,750
$274,982
20%
33%
36%
FY2003
FY2004
FY2005

Unrestricted Cash, Cash Equivalents and Short-term Investments
(in thousands)


$149,881
$254,224
$384,054
FY2003
FY2004
FY2005

A Letter from the CFO

Dear Fellow Stockholders,

Acting on our strategy to realign the business in 2005 has enabled us to create a strong foundation from which to build in 2006. In the past year, we grew revenues and adjusted OIBDA, lowered our cost of capital, and improved our liquidity position while acquiring new spectrum licenses that are expected to allow us to increase the number of potential customers served on our networks by over 70 percent. We significantly improved our internal systems and processes as well, accommodating the planned expansion of our business while improving operating efficiency, reporting and controls.

Spurred by new marketing initiatives and simplified rate plans, total revenues in 2005 grew to nearly $915 million. This nearly $90 million increase in total revenues for 2005 illustrates the appeal of our low-cost, high-value, unlimited service proposition. Much of the increase in revenues found its way to the bottom line, as we delivered an adjusted OIBDA for the year of approximately $275 million, an increase of $52 million over that of 2004. Our adjusted OIBDA margin was 36 percent of service revenue, a testament to the cash generating capability of our business.

Our balance sheet is well positioned to support the planned growth in 2006, as we finished the year with $384 million of unrestricted cash and cash equivalents and short-term investments, and an un-drawn revolving credit facility with $110 million of availability. This significant improvement in our liquidity position by year-end resulted from strong operational cash flow, the sale of non-strategic assets, and the refinancing of our debt in early 2005, which provided additional cash while reducing interest from a fixed rate of 13 percent to an effective variable rate of 6.6 percent. As we move ahead, we expect to have sufficient capital resources to fund the build out and launch of the markets currently under development. With a low leverage level of 0.8 times net debt to 2005 adjusted OIBDA, we are well-positioned to pursue additional expansion should appropriate opportunities arise in the future.

Finally, we strengthened our accounting team and completed the assessment and evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, which fit with our overall objective to position the business for growth while improving financial controls and management reporting. Further improvements are on tap for 2006, as we upgrade our billing system and continue upgrading our accounting and management reporting systems.

In 2005, we demonstrated the ability to deliver strong financial performance while investing in new markets, supporting future growth and satisfying our regulatory obligations. We are deeply appreciative of the confidence you have shown in us over the past year and I would like to thank you for your support and for your continued interest as we execute our plans for expansion in 2006 and in years to come.



Dean Luvisa
Vice President, Finance and Acting Chief Financial Officer
Leap Wireless International, Inc.



(1) Cricket service is offered or will be offered in certain markets through joint ventures in which Cricket owns a majority non-controlling interest. These include markets covered by wireless licenses won by Alaska Native Broadband License 1, LLC in Auction #58, which cover a total of approximately 10.2 million potential customers, or POPs, and include: Cincinnati, Ohio; Lexington and Louisville, Kentucky; Colorado Springs, Colorado; Austin, San Antonio, El Paso and Bryan, Texas; and Las Cruces, New Mexico. Alaska Native Broadband 1 License, LLC, is a subsidiary of Alaska Native Broadband 1, LLC, a joint venture in which Cricket has invested. In November 2005, we entered into a series of agreements with CSM Wireless, LLC and the controlling members of Wylie Lake PCS Management, LLC, through which we expect to obtain a majority non-controlling equity interest in LCW Wireless, LLC ("LCW Wireless"), which currently holds a license for the Portland, Oregon market. We expect to contribute our Eugene and Salem, Oregon markets to the joint venture to create a new Oregon market cluster covering 3.2 million POPs. Cricket's principal joint venture agreements are summarized in our 2005 Annual Report on Form 10-K filed with the SEC.

Consolidated Balance Sheets

(In thousands, except share data)	Successor Company December 31, 2005	Successor Company December 31, 2004 (As Restated)
Assets		
Cash and cash equivalents	$ 293,073	$ 141,141
Short-term investments	90,981	113,083
Restricted cash, cash equivalents and short-term investments	13,759	31,427
Inventories	37,320	25,816
Other current assets	29,237	37,531
Total current assets	464,370	348,998
Property and equipment, net	621,946	575,486
Wireless licenses	821,288	652,653
Assets held for sale	15,145	—
Goodwill	431,896	457,637
Other intangible assets, net	113,554	151,461
Deposits for wireless licenses	—	24,750
Other assets	38,119	9,902
Total assets	$2,506,318	$2,220,887
Liabilities and Stockholders' Equity		
Accounts payable and accrued liabilities	$ 167,770	$ 91,093
Current maturities of long-term debt	6,111	40,373
Other current liabilities	49,627	71,770
Total current liabilities	223,508	203,236
Long-term debt	588,333	371,355
Other long-term liabilities	178,359	176,240
Total liabilities	990,200	750,831
Minority interest	1,761	—
Commitments and contingencies		
Stockholders' equity:		
Preferred stock — authorized 10,000,000 shares, $.0001 par value; no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares, $.0001 par value; 61,202,806 and 60,000,000 shares issued and outstanding at December 31, 2005 and 2004, respectively	6	6
Additional paid-in capital	1,511,580	1,478,392
Unearned stock-based compensation	(20,942)	—
Retained earnings (accumulated deficit)	21,575	(8,391)
Accumulated other comprehensive income	2,138	49
Total stockholders' equity	1,514,357	1,470,056
Total liabilities and stockholders' equity	$2,506,318	$2,220,887

These consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2005 Annual Report on Form 10-K and in its Proxy Statement for the 2006 Annual Meeting of Stockholders.

Consolidated Statements of Operations

(In thousands, except per share data)	Successor Company		Predecessor Company	
	Year Ended December 31, 2005	Five Months Ended December 31, 2004	Seven Months Ended July 31, 2004	Year Ended December 31, 2003
		(As Restated)		
Revenues:				
Service revenues	$ 763,680	$ 285,647	$ 398,451	$ 643,566
Equipment revenues	150,983	58,713	83,196	107,730
Total revenues	914,663	344,360	481,647	751,296
Operating expenses:				
Cost of service (exclusive of items shown separately below)	(200,430)	(79,148)	(113,988)	(199,987)
Cost of equipment	(192,205)	(82,402)	(97,160)	(172,235)
Selling and marketing	(100,042)	(39,938)	(51,997)	(86,223)
General and administrative	(159,249)	(57,110)	(81,514)	(162,378)
Depreciation and amortization	(195,462)	(75,324)	(178,120)	(300,243)
Impairment of indefinite-lived intangible assets	(12,043)	—	—	(171,140)
Loss on disposal of property and equipment	—	—	—	(24,054)
Total operating expenses	(859,431)	(333,922)	(522,779)	(1,116,260)
Gain on sale of wireless licenses and operating assets	14,587	—	532	4,589
Operating income (loss)	69,819	10,438	(40,600)	(360,375)
Minority interest in loss of consolidated subsidiary	(31)	—	—	—
Interest income	9,957	1,812	—	779
Interest expense (contractual interest expense was $156.3 million for the seven months ended July 31, 2004 and $257.5 million for the year ended December 31, 2003)	(30,051)	(16,594)	(4,195)	(83,371)
Other income (expense), net	1,423	(117)	(293)	(176)
Income (loss) before reorganization items and income taxes	51,117	(4,461)	(45,088)	(443,143)
Reorganization items, net	—	—	962,444	(146,242)
Income (loss) before income taxes	51,117	(4,461)	917,356	(589,385)
Income taxes	(21,151)	(3,930)	(4,166)	(8,052)
Net income (loss)	$ 29,966	$ (8,391)	$ 913,190	$ (597,437)
Net income (loss) per share:				
Basic	$ 0.50	$ (0.14)	$ 15.58	$ (10.19)
Diluted	$ 0.49	$ (0.14)	$ 15.58	$ (10.19)
Shares used in per share calculations:				
Basic	60,135	60,000	58,623	58,604
Diluted	61,003	60,000	58,623	58,604

These consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2005 Annual Report on Form 10-K and in its Proxy Statement for the 2006 Annual Meeting of Stockholders.

Consolidated Statements of Cash Flows

(In thousands)	Successor Company Year Ended December 31, 2005	Successor Company Five Months Ended December 31, 2004 (As Restated)	Predecessor Company Seven Months Ended July 31, 2004	Predecessor Company Year Ended December 31, 2003
Operating activities:				
Net income (loss)	$ 29,966	$ (8,391)	$913,190	$(597,437)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Non-cash stock-based compensation expense	12,245	—	—	243
Depreciation and amortization	195,462	75,324	178,120	300,243
Reorganization items, net	—	—	(962,444)	146,242
Deferred income tax expense	21,088	3,823	3,370	7,713
Impairment of indefinite-lived intangible assets	12,043	—	—	171,140
Loss on disposal of property and equipment	—	—	—	24,054
Gain on sale of wireless licenses and operating assets	(14,587)	—	(532)	(4,589)
Other	1,815	—	(805)	166
Changes in assets and liabilities:				
Inventories	(11,504)	8,923	(17,059)	12,723
Other assets	3,570	(21,132)	(5,343)	(5,910)
Accounts payable and accrued liabilities	57,101	(4,421)	4,761	24,575
Other liabilities	1,081	15,626	12,861	80,399
Net cash provided by operating activities before reorganization activities	308,280	69,752	126,119	159,562
Net cash used for reorganization activities	—	—	(5,496)	(115,129)
Net cash provided by operating activities	308,280	69,752	120,623	44,433
Investing activities:				
Purchases of property and equipment	(208,808)	(49,043)	(34,456)	(37,488)
Prepayments for purchases of property and equipment	(9,828)	5,102	1,215	(7,183)
Purchases of wireless licenses	(243,960)	—	—	—
Proceeds from sale of wireless licenses and operating assets	108,800	—	2,000	4,722
Purchases of investments	(307,021)	(47,368)	(87,201)	(134,245)
Sales and maturities of investments	329,043	32,494	58,333	144,188
Restricted cash, cash equivalents and investments, net	(338)	12,537	9,810	(26,525)
Net cash used in investing activities	(332,112)	(46,278)	(50,299)	(56,531)
Financing activities:				
Proceeds from long-term debt	600,000	—	—	—
Repayment of long-term debt	(418,285)	(36,727)	—	(4,742)
Issuance of common stock, net	—	—	—	50
Minority interest	1,000	—	—	—
Payment of debt issuance costs	(6,951)	—	—	—
Net cash provided by (used in) financing activities	175,764	(36,727)	—	(4,692)
Net increase (decrease) in cash and cash equivalents	151,932	(13,253)	70,324	(16,790)
Cash and cash equivalents at beginning of period	141,141	154,394	84,070	100,860
Cash and cash equivalents at end of period	$ 293,073	$141,141	$154,394	$ 84,070

These consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2005 Annual Report on Form 10-K and in its Proxy Statement for the 2006 Annual Meeting of Stockholders.

(in thousands)	Twelve Months Ended December 31, 2005	2004[1]	2003
Consolidated operating income (loss)	$ 69,819	$ (30,162)	$(360,375)
Plus depreciation and amortization	195,462	253,444	300,243
Consolidated OIBDA	$265,281	$223,282	$ (60,132)
Less gain on sale of wireless licenses and operating assets	(14,587)	(532)	(4,589)
Plus impairment of indefinite-lived intangible assets	12,043	—	171,140
Plus loss on disposal of property and equipment	—	—	24,054
Plus stock-based compensation expense	12,245	—	243
Adjusted consolidated OIBDA	$274,982	$222,750	$ 130,716

[1] As a result of the Company's emergence from Chapter 11 bankruptcy protection and the adoption of fresh-start reporting as of July 31, 2004, we are deemed to be a new entity for financial reporting purposes. The financial information presented above for fiscal year 2004 represents the combination of the Company's results prior to its emergence from Chapter 11 reorganization (the "Predecessor Company") and its results after emergence from reorganization (the "Successor Company"). The financial statements of the Successor Company are not comparable in many respects to the financial statements of the Predecessor Company because of the effects of the consummation of the Chapter 11 reorganization, as well as the adjustments for fresh-start reporting. Please refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for a more detailed discussion of the Company's financial performance.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting refers to the process designed by, or under the supervision of, the Company's CEO and CFO, and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of the Company's management and directors; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with management's assessment of internal control over financial reporting, management identified the following material weaknesses as of December 31, 2005:

1. The Company did not maintain a sufficient complement of personnel with the appropriate skills, training and Company-specific experience to identify and address the application of generally accepted accounting principles in complex or non-routine transactions. Specifically, the Company has experienced staff turnover, and as a result, has experienced a lack of knowledge transfer to new employees within its accounting, financial reporting and tax functions. In addition, the Company does not have a full-time director of its tax function. This control deficiency contributed to the material weakness described below. Additionally, this control deficiency could result in a misstatement of accounts and disclosures that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

2. The Company did not maintain effective controls over its accounting for income taxes. Specifically, the Company did not have adequate controls designed and in place to ensure the completeness and accuracy of the deferred income tax provision and the related deferred tax assets and liabilities and the related goodwill in conformity with generally accepted accounting principles. This control deficiency resulted in the restatement of the Company's consolidated financial statements for the five months ended December 31, 2004 and the consolidated financial statements for the two months ended September 30, 2004 and the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, as well as audit adjustments to the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of income tax expense, deferred tax assets and liabilities and the related goodwill that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Based on their assessment, and because of the material weaknesses described above, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2005, using the criteria established in Internal Control-Integrated Framework issued by the COSO.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

MANAGEMENT'S REMEDIATION INITIATIVES

The Company is in the process of actively addressing and remediating the material weaknesses in internal control over financial reporting described above. Elements of its remediation plan can only be accomplished over time.

As of September 30, 2005, June 30, 2005, March 31, 2005, December 31, 2004 and September 30, 2004, the Company reported a material weakness related to insufficient staffing in the accounting and financial reporting functions. During 2005, the Company has taken the following actions to remediate the material weakness related to insufficient staffing in its accounting, financial reporting and tax functions:

- The Company hired a new vice president, chief accounting officer in May 2005. This individual is a certified public accountant with over 19 years of experience as an accounting professional, including over 14 years of Big Four public accounting experience. He possesses a strong background in technical accounting and the application of generally accepted accounting principles.
- The Company has hired a number of key accounting personnel since February 2005 that are appropriately qualified and experienced to identify and apply technical accounting literature, including several new directors and managers.

Based on the new leadership and management in the accounting department, on its identification of the historical errors in the Company's accounting for income taxes, and the timely completion of this Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005 and June 30, 2005, the Company believes that it has made substantial progress in addressing this material weakness as of December 31, 2005. However, the material weakness was not yet remediated as of December 31, 2005. The Company expects that this material weakness will be fully remediated once it has filled the remaining key open management positions, including a full-time tax department leader, with qualified personnel and those personnel have had sufficient time in their positions.

The Company has taken the following actions to remediate the material weakness related to its accounting for income taxes:

- The Company has initiated a search for a qualified full-time tax department leader and continues to make this a priority. The Company has been actively recruiting for this position for several months, but has experienced difficulty in finding qualified applicants. Nevertheless, the Company is striving to fill the position as soon as possible.
- As part of its 2005 annual income tax provision, the Company improved its internal control over income tax accounting to establish detailed procedures for the preparation and review of the income tax provision, including review by the Company's chief accounting officer.

- The Company used experienced qualified consultants to assist management in interpreting and applying income tax accounting literature and preparing the Company's 2005 annual income tax provision, and will continue to use such consultants in the future to obtain access to as much income tax accounting expertise as it needs. The Company recognizes, however, that a full-time tax department leader with appropriate tax accounting expertise is important for the Company to maintain effective internal controls on an ongoing basis.
- As a result of the remediation initiatives described above, the Company identified certain of the errors that gave rise to the restatements of the consolidated financial statements for deferred income taxes.

The Company expects that the material weakness related to its accounting for income taxes will be remediated once it has hired a full-time leader of the tax department, that person has had sufficient time in his or her position, and the Company demonstrates continued accurate and timely preparation of its income tax provisions.

The Company had also reported that it had material weaknesses related to the application of lease-related accounting principles, fresh-start reporting and account reconciliation procedures as of September 30, 2004, December 31, 2004 and March 31, 2005. These material weaknesses were remediated during the quarter ended June 30, 2005, as reported in the Company's Quarterly Report on Form 10-Q for that quarter.

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Leap Wireless International, Inc. and its subsidiaries (Successor Company) as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the five months ended December 31, 2004, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 and the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 and in our report dated March 21, 2006, we expressed (i) an unqualified opinion (with an explanatory paragraph relating to the application of fresh-start accounting and the Company's restatement of its 2004 consolidated financial statements) on those financial statements (ii) an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting, and (iii) an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

The consolidated financial statements referred to above (not presented herein) appear in Item 8 of Leap Wireless International, Inc.'s annual report on Form 10-K for the year ended December 31, 2005.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 14 of this 2005 Annual Report to Stockholders, that the Company did not maintain effective internal control over financial reporting as of December 31, 2005 because (1) the Company did not maintain a sufficient complement of personnel with the appropriate skills, training and Company-specific experience in its accounting, financial reporting and tax functions and (2) the Company did not maintain effective internal controls surrounding the preparation of its income tax provision, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company did not maintain effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Diego, California
March 21, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of operations, of cash flows and of stockholders' equity (deficit) of Leap Wireless International, Inc. and its subsidiaries (Predecessor Company) for the seven months ended July 31, 2004 and the year ended December 31, 2003 (not presented herein) appearing in Item 8 of Leap Wireless International, Inc.'s annual report on Form 10-K for the year ended December 31, 2005, and in our report dated May 16, 2005, we expressed an unqualified opinion on those consolidated financial statements (with an explanatory paragraph related to the application of fresh-start accounting).

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Diego, California
May 16, 2005



Standing, left to right: Robert Irving, Jr., Dean Luvisa, Linda Wokoun, S. Douglas Hutcheson.
Sitting, left to right: Albin Moschner, Glenn Umetsu, David Davis, Leonard Stephens.